Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

WYNDHAM INTERNATIONAL, INC.

(in thousands)

	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99
Earnings:
Income (loss) before income taxes and minority interest	(191,109)	(241,143)	(256,566)	(593,473)	(617,226)
Add back: fixed charges	183,729	211,363	278,228	336,686	343,579

	$(7,380)	$(29,780)	$21,662	$(256,787)	$(273,647)

Fixed Charges:
Interest expense, including amort of DLC	183,729	211,363	274,376	333,516	336,669
Capitalized interest	—	—	3,852	3,170	6,910

	$183,729	$211,363	$278,228	$336,686	$343,579

Ratio:	(0.04)	(0.14)	0.08	(0.76)	(0.80)

Deficiency of earnings to fixed ratio	$191,109	$241,143	$256,566	$593,473	$617,226
	1.00	1.00	1.00	1.00	1.00